

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2020

Zhe Ji
Chief Executive Officer
Puhui Wealth Investment Management Co. Ltd.
Room 801, 802, 8th Floor
W1 Office Building, Oriental Commerce Tower
No. 1 Chang An Street, Dong Cheng District
Beijing, PRC 100006

> **Re: Puhui Wealth Investment Management Co. Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed September 10, 2020**
> **File No. 333-245003**

Dear Mr. Ji:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2020 letter.

Amendment No. 1 to Registration Statement on Form F-3

Articles of Association – Exclusive Forum Provision, page 5

1. We note your response to comment 1, including disclosure that "Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder." Please further revise to specifically clarify whether the forum selection provision applies to actions arising under the Securities Act. If so, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

<u>Legal Matters, page 19</u>

2. We note the legal opinions you have filed as Exhibits 5.1 and 5.2 in response to comment 2. Please address the following:

- Expand your disclosure under Legal Matters on page 19 to encompass all the types of securities being registered and also specify what legal matters are being passed upon by each of your counsels in the registration statement, including Ellenoff Grossman & Schole LLP, who has provided the legality opinion filed as Exhibit 5.2;
- Revise the opinion of counsel(s) to opine on the legality of the Depositary Shares being registered. For guidance, please refer to Section II.B.1.d of Staff Legal Bulletin No. 19;
- Revise the first paragraph of the legality opinion filed as Exhibit 5.2 to reconcile counsel's reference to the $80,000,000 aggregate offering price with the $66,000,000 amount shown on the cover page of the prospectus; and
- Noting that the opinions of counsel are subject to a number of qualifications and assumptions, including an assumption that the board of directors of the company will have taken all necessary corporate action to create and issue the securities being offered, please confirm to us that when a takedown occurs, you will file an appropriately unqualified opinion as to the legality of the takedown. Please refer to Section II.B.2.a of Staff Legal Bulletin 19 for guidance.

Please contact David Gessert at 202-551-2326 or David Lin at 202-551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Ari Edelman, Esq.